September 12, 2005


Robert Scott
Chief Financial Officer
Asia Pacific Resources Ltd
Suite 405, 555 Sixth Street
New Westminster, British Columbia
Canada V3L 5HI

	Re:	Asia Pacific Resources Ltd Hhlkjldkfjonl
		Form 20-F/A for Fiscal Year Ended December 31, 2004
		Filed April 11, 2005
		Response Letter Dated August 22, 2005
		File No. 0-26636

Dear Mr. Robert Scott:

      We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F/A for the Fiscal Year Ended December 31, 2004

Financial Statements

Reconciliations Between Canadian and United States Generally
Accepted
Accounting Principles, page F-28

1. We note your response to our prior comment two indicating that the value of the embedded conversion option attributed to the common stock is $833,994. Please clarify for us how you have characterized the value of the warrants issued contemporaneously with the conversion of the loans. Demonstrate how it is appropriate to exclude the value attributed to the warrants from interest expense under U. S. GAAP, if that is your view. Refer to paragraph 54 of EITF 00-27.


2. It is our understanding from your response to prior comment three that the minority interest holder of APPC is not obligated to assume any portion of losses incurred by APPC and therefore you have consolidated the entire operations of APPC. Please expand your disclosure to clarify this fact.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.



								Sincerely,



								Jill S. Davis
								Branch Chief

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Robert Scott
Chief Financial Officer
September 12, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010